

September 29, 2010

Mr. Richard E. Johnson
Senior Vice President - Finance and Chief Financial Officer
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

      Re: Badger Meter, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             Filed February 23, 2010
             File No. 000-09092

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

1.   We note the increases in operating earnings and net earnings from the prior year for the years ended December 31, 2009 and 2008. Please expand your disclosure in future filings to explain the reasons for the increases in your operating and net earnings for the periods presented. Also disclose any known material trends affecting your operating and net earnings for the periods. Refer to Item 303 of Regulation S-K.

Net Sales, page 13

2.   In future filings please more fully describe each of the material factors contributing to significant changes in domestic and international sales each period. In general, the discussion of revenues should describe the underlying business reasons for the factors responsible for material changes in revenues, such as changes arising from varying demand including back log and large orders, changing prices, new products, new markets, changing the nature or number of distribution channels and other significant matters. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Operating Expenses, page 14

3.   We see the significance of lower sales force headcount on operating expenses. In future filings please describe the underlying business reasons for the decrease or increase in headcount and quantify the number of positions eliminated or added. Also, clarify the expected impact on your business. In general the discussion of results of operations should not only identify and quantify factors responsible for material changes in financial statement items, but also describe the underlying business reasons for the factors cited.

Critical Accounting Policies and Use of Estimates, page 18

4.   In future filings please disclose how you determined the assumptions used to compute your benefit obligations and net periodic pension costs such as discount rates, long-term expected return on plan assets and volatility.

Item 8. Financial Statements and Supplemental Data, page 20

Consolidated Statements of Shareholders' Equity, page 26

5.   We see that the consolidated statements of shareholders' equity include an
        analysis of changes of dollars but do not include an analysis of changes of shares.
        In future filings, please include shares in your analysis. Refer to Rule 3-04 of
        Regulation S-X.

Notes to Consolidated Financial Statements, page 30

Note 1. Summary of Significant Accounting Policies, page 27

6.   We note in Item 1, page 3 that you hold precious metals, including copper and
        brass in raw materials inventory which may be susceptible to cost fluctuations.
        To the extent that it is material, please disclose in future filings the amount of
        precious metals held in inventory.

Note 2. Common Stock, page 30

Common Stock and Rights Agreement, page 30

7.   We see your disclosure that you have common share purchase rights. Please tell
        us how you are accounting for these rights.

Note 7. Employee Benefit Plans, page 35

8.   With a view toward providing enhanced disclosure in future filings, please tell us
        how you considered the disclosure requirements of FASB ASC 715-20-50-
        1(d)(5), particularly in regard to disclosing:
          • Amounts in accumulated other comprehensive loss expected to be
            recognized as a component of net periodic benefit cost over the next fiscal
            year;
          • A narrative description of your approach and assumptions utilized in
            developing the expected long-term return on plan assets;
          • Details of the equity securities holdings segregated by industry type,
            company size or investment objective; and
          • A reconciliation of the beginning and ending balance for Level 3
            investments.

Evaluation of Disclosure Controls and Procedures, page 45

9.   We note your disclosure regarding your officers' conclusions about the

effectiveness of the Company's disclosure controls and procedures. While you
are not required to include the definition of disclosure controls and procedures in
your conclusion, when you do, all of the language that appears following the word
"effective" in your conclusion must be consistent with and not modify the
language that appears in the definition of "disclosure controls and procedures" set
forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that
definition. Please apply in future filings.

Item 11. Executive Compensation, page 46

10.   Please tell us, and revise future filings to identify, the peer companies that your
        compensation and governance committee considered when making compensation
        decisions. Refer to Regulation S-K Item 402(b)(2)(xiv).

11.   Please tell us, and revise your future filings to describe, how you determine base
        salaries and increases in base salaries of your named executive officers, including
        the increases in salaries for 2009. Your current disclosure regarding the "five-
        year history" you consider implies that other elements of compensation impact
        decisions regarding base salaries, contrary to your disclosure that you aim to pay
        officers "at market" with adjustments for performance and responsibility.
        Additionally, it is unclear from your disclosure to what extent, if any, the factors
        you note impacted your decisions; for example, were the increases related to
        performance and responsibility or as a result of increased market levels of
        compensation? Further, if the amounts of base salary you pay deviate materially
        from the targeted market amounts, please include in your response and disclosure
        in future filings the specific, material reasons for the difference.

12.   Please tell us and revise your future filings to explain how you determined the
        amount and nature of long-term incentive awards with respect to each named
        executive officer. It is unclear from your existing disclosure how the committee
        determined the number of stock options and shares of restricted stock that were
        awarded, whether any elements of individual and corporate performance were
        considered and your reasons for allocating compensation to each different form of
        award: stock options awards, restricted stock awards, and cash incentives.

13.   We note the conclusions on page 15 of your definitive proxy statement in
        response to Regulation S-K Item 402(s). Please describe the process you
        undertook to reach the conclusion expressed in your disclosure.

14.   It appears that the amounts you report in the "Bonus" column were received by
        your named executive officers pursuant to the incentive plan mentioned on pages
        13 and 14 of your definitive proxy statement. Therefore, it appears that those
        amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii). It

also appears that the table on page 18 should reflect those amounts. Please revise future filings, as appropriate.

<u>Signatures, page 47</u>

15.   In future applicable filings, please ensure that the signatures of your principal financial officer and principal accounting officer or controller appear below the second paragraph of text required on this page. We note that such signatures currently appear only on behalf of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at 202-551-3841 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief